EXHIBIT B

                          GILAT SATELLITE NETWORKS LTD.
                             2003 STOCK OPTION PLAN
                    (INCENTIVE AND RESTRICTED STOCK OPTIONS)

 1. PURPOSE. The Gilat Satellite Networks Ltd. 2003 Stock Option Plan (the "Plan") is intended to provide a method whereby employees (including officers and directors) of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries who are making and are expected to continue making substantial contributions to the successful management and growth of the Company and its subsidiaries may be offered an opportunity to acquire Ordinary Shares, par value NIS 0.20 per share (the "Ordinary Shares"), of the Company, in order to increase their proprietary interests in the Company and their incentive to remain in and advance in the employ of the Company and its subsidiaries and to attract and retain personnel of experience and ability by granting such persons an opportunity to acquire a proprietary interest in the Company. Accordingly, the Company may, from time to time, grant to such employees as may be selected in the manner hereinafter provided, incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986 as amended (the "Code") ("Incentive Stock Options"), and restricted stock options ("Restricted Stock Options") to purchase Ordinary Shares of the Company on the terms and conditions hereinafter established. The Incentive Stock Options and Restricted Stock Options sometimes are referred to herein individually as an "Option" and collectively as the "Options".

 2. ADMINISTRATION. The Plan shall be administered by a Stock Option Committee (the "Committee") appointed by the Board of Directors of the Company. The Committee shall consist of no fewer than three (3) members who may also be members of the Board of Directors of the Company and participate in the Plan. If and when the Company becomes subject to Rule 16b-3 ("Rule 16-b(3)") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Committee shall consist of not fewer than three (3) members, each of whom shall be a "non-employee director", within the meaning of Rule 16b-3 under the Exchange Act. Subject to the terms and conditions of the Plan and relevant commitments of the Company, the Committee shall have full authority in its discretion, from time to time, and at any time, to select the employees to whom Options shall be granted, to determine the number of shares to be covered by each Option, the time at which the Option shall be granted, the terms and conditions of Option Agreements (as hereinafter defined), and, except as hereinafter provided, the option exercise price and the term during which the Options may be exercised.

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     The Board of Directors may at any time appoint or remove members of the
Committee and may fill vacancies, however caused, in the Committee. The Committee shall select one of its members as its Chairman, and shall hold its meetings at such time and place as it shall deem advisable. A majority of its members shall constitute a quorum. All actions of the Committee shall be taken by a majority of its members and can be taken by unanimous written consent in lieu of a meeting. The Committee shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3. INTERPRETATION AND AMENDMENT. The interpretation, construction or determination of any provisions of the Plan by the Committee shall be final and conclusive. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

     The Board of Directors may, at any time, amend, alter, suspend or terminate the Plan; provided, however, that any such action shall not impair any Options theretofore granted under the Plan, and provided further that without the approval of the holders of at least the majority of the voting stock of the Company voting at a duly held meeting: (i) the total number of Ordinary Shares that may be purchased under the Plan shall not be increased (except as permitted by Paragraph 11); (ii) the minimum option exercise price shall not be decreased (except as permitted by Paragraph 11); (iii) the option period during which outstanding Options granted under the Plan may be exercised shall not be extended; and (iv) the class of individuals eligible to receive options under the Plan shall not be altered.

4. PARTICIPANTS. Options may be granted under the Plan to key employees of the Company and its subsidiaries (including employees who are also directors or officers of the Company or its subsidiaries). Solely for the purposes of granting Restricted Stock Options under the Plan, the term "employees" shall also include directors and officers of and consultants to the Company or any subsidiary; provided, however, that consultants shall be eligible to receive Restricted Stock Options only if they (i) are natural persons, (ii) provide bona fide services to the Company or such subsidiary and (iii) their services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's securities. The status of the option as either Incentive Stock Options or Restricted Stock Options will be clearly set forth in the Option Agreements. The term "subsidiary" shall mean "subsidiary corporation" as defined in Section 424 of the Code. No Incentive Stock Option shall be granted to an employee who, at the time the Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company or any subsidiary of the Company; provided, however, that an Incentive Stock Option may be granted to such an employee if, at the time such Incentive Stock Option is granted, the option exercise price is at least 110 percent (110%) of the fair market value of the Ordinary Shares subject to the Incentive Stock Option, and such Incentive Stock Option is by its terms not exercisable after the expiration of five (5) years from the date such Incentive Stock Option is granted.

     Subject to the preceding paragraph, receipt of stock options under any other stock option plan maintained by the Company or any subsidiary shall not, for that reason, preclude an employee from receiving Options under the Plan.

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5. ORDINARY SHARES. The Ordinary Shares which may be issued and sold pursuant to
Options granted under the Plan from time to time shall not exceed in the aggregate 1,500,000 Ordinary Shares of the Company to be issued and sold pursuant to Incentive Stock Options and Restricted Stock Options, as the Committee, in its sole discretion, may determine. The Ordinary Shares issued and sold under the Plan may be the Company's authorized but unissued shares or shares held by a trustee for later issuance as optioned shares as a result of the grant and exercise of an option. Shares issued to the trustee under the Plan may not be voted by the Board of Directors until such shares are optioned shares as a result of the exercise of an option and such shares shall not be entitled to dividend or distribution in liquidation unless and until an option therefor is granted and exercised.

     Should any Option expire or terminate for any reason without having been exercised in full, the unsold shares covered thereby shall be added to the shares otherwise available for option hereunder.

6. TERMS AND CONDITIONS OF OPTIONS. Options granted pursuant to the Plan shall be in such form and on such terms as the Committee shall, from time to time, approve, but subject, nevertheless, to the following terms and conditions:

         (a) The Option shall state (i) the total number of Ordinary Shares to which it relates and no fractional Ordinary Shares shall be issued, and (ii) the time or times at which it may be exercised in whole or in part.

         (b) The option exercise price per Ordinary Share issuable upon the exercise of an Incentive or Restrictive Stock Option shall be the higher of (i) the fair market value of the Ordinary Shares covered by such option at the date such option is granted, or (ii) $5.00 per share.

         (c) Notwithstanding any other provision of the Plan, the term of an Incentive Stock Option and the term of a Restricted Stock Option shall be for a period of not more than ten (10) years from the date such option is granted.

         (c) An Option must be granted within ten (10) years of the date the Plan is adopted by the Board of Directors in accordance with Sections 17 and 21.

         (e) The aggregate fair market value (determined as of the date the Incentive Stock Option is granted) of the Ordinary Shares with respect to which Incentive Stock Options granted under this Plan and all other plans of the Company become exercisable for the first time by each employee during any calendar year shall not exceed $100,000. No Incentive Stock Option shall be granted hereunder in such a manner as would cause the foregoing restrictions to be violated.

         (f) The Company may include in any Option granted under the Plan provisions requiring forfeiture of such Option or rights and benefits received in connection therewith, in the event that an Optionee competes with the Company, solicits its employees , customers or suppliers to discontinue their business relationships with the Company or materially breaches an agreement with the Company or any of its affiliates concerning confidentiality, noncompetition or nonsolicitation.

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7. RESTRICTIONS ON DISPOSITION AND VESTING OF INTEREST IN EMPLOYEE. Ordinary
Shares acquired by an employee pursuant to the exercise of a Restricted Stock Option under the Plan shall not, during the restricted period, be sold, transferred, or otherwise disposed of and shall not be pledged or otherwise hypothecated, except as provided in Section 12 and in this Section 7. (Any such sale, transfer or other disposition, or any pledge or other hypothecation shall hereinafter be referred to as a "disposition"). The Committee shall provide for the grant of options for which the right to exercise shall vest over time or immediately, and in either case the Committee may provide that upon exercise there shall be issued restricted shares subject to this Section to a trustee (the "Trustee") for the benefit of the employee until such time as the employee acquires a vested interest in such shares in accordance with the provisions of this Section 7. In the event of the termination of employment under conditions disallowing the vesting of rights in the employee partially or wholly, shares issued and subject to restrictions hereunder shall, except as provided below, be held by the Trustee free of any rights of the employee and the Trustee shall make payment to the employee of the original exercise price of the Restricted Stock Option the exercise of which resulted in the subject shares. Shares as to which the restrictions against disposition have lapsed and the employee's interest has vested in accordance with the provisions set forth below shall be referred to as "free shares". Shares as to which the restrictions against disposition have not lapsed and the employee's interest has not vested as provided below shall be referred to as "restricted shares". Holders of restricted shares may but need not be permitted by the terms of the Option Agreement to vote their shares in any meeting of holders of Ordinary Shares.

         (a) The time when the Option shall become exercisable or the time when restrictions against disposition of shares acquired pursuant to the Plan shall lapse and the employee's interest therein shall vest shall be as the Board of Directors or Committee shall determine, and such terms shall be incorporated into and be made a part of the Option Agreement between the Company and the employee. Any provision for the lapse of the restrictions against disposition and the vesting of the employee's interest shall apply with respect to shares subject to an Option whether or not the Option has been exercised in whole or part on the date of lapse or vesting.

         (b) In the event of the termination of employment for any reason, shares issued to the employee pursuant to the exercise of a Restricted Stock Option under the Plan, which shares have not as of the date of termination of employment, become free shares as defined above, shall not be subject to any further right or interest of the employee. Within sixty (60) days following the lapse of the employee's right to acquire a vested interest, the Company shall instruct the Trustee to compensate the employee (at the original acquisition price) for such number of shares as the Company determines and shall instruct the Trustee to release to the employee any shares for which no such payment has been directed. Nothing in this Paragraph 7 shall require the Company or the Trustee to make payment for shares issued to employees under the Plan.

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         (c) Notwithstanding any of the foregoing restrictions, but subject to any limitations or prohibitions that may be imposed by applicable law, any restricted shares acquired under the Plan may at any time be pledged or otherwise hypothecated to secure borrowing by the employee to obtain the acquisition price to be paid by the employee for such shares, provided, however, that the amount of such borrowing may not exceed the acquisition price of such shares.

         (d) The provisions of this Paragraph 7 and the provisions of any Option Agreement between the Company and an employee relating to the restrictions against disposition and the vesting of the employee's interest shall be applied according to their terms or according to such other terms and conditions, or at such other time and dates, as the Board of Directors or the Committee may from time to time establish.

8. NOTICE OF ELECTION UNDER SECTION 83(B). With respect to the exercise of Restricted Stock Options, each employee making an election under Section 83(b) of the Code and the Regulations and Rulings promulgated thereunder will provide a copy thereof to the Company within thirty (30) days of the filing of such election with the Internal Revenue Service.

9. TERMINATION OF EMPLOYMENT. The Option Agreement may provide that if the holder of an Option ceases to be employed by the Company or any subsidiary as a result of his disability or his retirement with the consent of the Company, then any Options that are exercisable by him at the time he ceases to be employed by the Company or its subsidiaries, and only to the extent such Options are exercisable as of such time, may be exercised by him within two (2) years after the date of termination of employment for disability in the case of a Restricted Stock Option and one (1) year after the date of termination of employment for disability in the case of an Incentive Stock Option, or one (1) year after the date of retirement in the case of a Restricted Stock Option and three (3) months after the date of retirement in the case of an Incentive Stock Option, with the consent of the Company (as determined by the Committee), respectively. If the holder of an Option ceases to be employed by the Company or any subsidiary as a result of his dismissal without cause, then any Options that are exercisable by him at the time he ceases to be employed by the Company or its subsidiaries, and only to the extent such Options are exercisable as of such time, may be exercised by him within ninety (90) days after the date he ceases to be employed by the Company or its subsidiaries. If the holder of an Option ceases to be employed by the Company or any subsidiary as a result of his dismissal for cause (as determined by the Board of Directors in its sole discretion), the Option Agreement may provide for the termination of any options granted to such employee or allow him to exercise any Options that are exercisable by him at the time he ceases to be employed by the Company or its subsidiaries, and only to the extent such Options are exercisable as of such time, within thirty (30) days after the date he ceases to be employed by the Company or its subsidiaries. If the Optionee shall cease to be employed by the Company or any subsidiary for any reason other than disability (as determined by the Stock Option Committee in its sole discretion), retirement with the consent of the Company, dismissal by the Company, or death, then the Option, to the extent that its is exercisable by him at the time he ceases to be employed by the Company or any subsidiary, and only to the extent that the Option is exercisable as of such time, may be exercised by him within ninety (90) days after such time.

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     Solely for purposes of the Plan, the transfer of an employee from the employ of the Company to a subsidiary of the Company, or vice-versa, shall not be deemed a termination of employment.

10. DEATH. The Option Agreement may provide that if a holder of an Option shall die while in the employ of the Company or any subsidiary of the Company, his estate, personal representative or beneficiary shall have the right to exercise the entire Option granted to the option holder pursuant to the Plan at any time within two (2) years from the date of his death (or within such shorter period as may be specified by the Company in the Option Agreement), in respect of the total number of shares as to which he would have been entitled to exercise an Option at the date of his death.

11. STOCK SPLITS, MERGERS, ETC. In case of any Change in Capitalization (as defined below), appropriate adjustment shall be made by the Board of Directors, whose determination shall be final, to the number of shares which may be purchased under the Plan, and the number of shares and option exercise price per share which may be purchased under outstanding Options. The Company may provide for immediate maturity of all outstanding Options prior to the effectiveness of such merger, sale of assets or similar transaction, with all Options not being exercised within the time period specified by the Board of Directors being terminated. Solely for purposes of the Plan, Change in Capitalization shall mean any increase, reduction or change or exchange of shares for a different number or kind of shares or other securities by reason of a reclassification, recapitalization, merger, consolidation, reorganization, issuance of warrants or rights, dividend or other distribution (whether in the form of cash, stock or other property), stock split or reverse stock split, spin-off, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

12. TRANSFERABILITY. Options are not assignable or transferable, except by will or the laws of descent and distribution to the extent set forth in Paragraph 10 and, during an option holder's lifetime, may be exercised only by him.

13. EXERCISE OF OPTIONS. An option holder electing to exercise an Option shall give written notice to the Company of such election and of the number of Ordinary Shares that he has elected to acquire. An option holder of a Restricted Stock Option shall have no rights of a stockholder with respect to Ordinary Shares covered by this Option until after the date of issuance of a stock certificate to him upon partial or complete exercise of his Option except in the case restricted option shares are delivered to a Trustee whereby a proxy is delivered to the former option holder. A holder of Incentive Stock Options shall have rights of a stockholder with respect to Ordinary Shares upon exercise of the Option.

14. WRITTEN OPTION AGREEMENT. Agreements granting Options under the Plan ("Option Agreements") shall be in writing, duly executed and delivered by or on behalf of the Company and the option holder, shall contain such terms and conditions as the Committee deems advisable, and shall specify its application to a Restricted Stock Option or Incentive Stock Option. If there is any conflict between the terms and conditions of any Option Agreement and of the Plan, the terms and conditions of the Plan shall control.

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15. PAYMENT. The option exercise price shall be payable upon the exercise of the
Option in cash or by certified check or, at the discretion of the Board of Directors and subject to any limitations or prohibitions imposed by applicable law, by paying in cash, at the minimum, the par value of the Ordinary Shares being acquired and executing a recourse promissory note for the balance of the option exercise price, provided that said note shall bear interest in the case of Incentive Stock Options, at a rate which is no less than the lowest applicable U.S. federal rate required to be charged to preclude the recharacterization of any amount of stated principal as interest for U.S.
federal tax purposes. In the case of Restricted Stock Options, the interest rate will be determined by the Committee.

16. RESTRICTIONS ON ISSUING SHARES. The exercise of each option shall be subject to the condition that if at any time the Company shall determine in its discretion that the satisfaction of withholding tax or other withholding liabilities, or that the listing, registration, or qualification of any shares otherwise deliverable upon such exercise upon any securities exchange or under any state or federal law, or that the consent or approval of any regulatory body, is necessary or desirable as a condition of, or in connection with, such exercise or the delivery or purchase of shares pursuant thereto, then in any such event, such exercise shall not be effective unless such withholding, listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company.

17. TERM OF PLAN. The Plan shall terminate ten (10) years after the Plan is adopted by the Board of Directors, and no Option shall be granted pursuant to the Plan after that date.

18. APPLICATION OF FUNDS. The proceeds received by the Company from the sale of Ordinary Shares pursuant to the exercise of Options granted under the Plan will be used for general corporate purposes.

19. OBLIGATION TO EXERCISE OPTION. The granting of an Option shall impose no obligation on the option holder to exercise such option.

20. CONTINUANCE OF EMPLOYMENT. Neither the Plan nor any Option Agreement shall impose any obligation on the Company or on any subsidiary of the Company to continue the employment of any option holder, and nothing in the Plan or in any Option Agreement shall confer upon any option holder any right to continue in the employ of the Company or the subsidiary of the Company or conflict with the right of either to terminate such employment at any time.

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21. EFFECTIVENESS OF THE PLAN. The Plan shall become effective on the date of its adoption by the Board of Directors, but subject, nevertheless, to (1) approval, within twelve (12) months thereof, by the stockholders representing at least a majority of the voting stock of the Company or by such greater percentage as may from time to time be required under the laws of the State of Israel, and (2) such approvals as may be required by any other public authorities. Options under this Plan may be granted but not exercised until it is approved by the Company's shareholders. In the event the Plan is not approved, the Plan shall terminate and all Options granted shall be void and have no force or effect.

22. EMPLOYEES RESIDING IN ISRAEL. All of the terms applying to Options granted to employees of the Company and its subsidiaries residing in Israel shall be as set forth in the attached EXHIBIT A and as such, the terms set forth therein shall override any terms set forth herein in so much as they apply to employees residing in Israel.

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